Exhibit 99.1

Contact Center Leaders Confident in Artificial Intelligence’s (AI’s)
Role in Delivering Exceptional Customer Experiences

NICE inContact CX Transformation Benchmark finds businesses are optimistic about AI, but overrate their own CX success

Salt Lake City, May 1, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced the findings of its second annual, comprehensive global research study that gauges the changing attitudes of business contact center leaders and consumers in key areas of customer experience. The 2019 NICE inContact Customer Experience (CX) Transformation Benchmark, business wave, polled contact center leaders in the United States, United Kingdom, and Australia. The report compares global findings to the 2018 consumer wave of the study, and includes year-over-year findings for the US. Results reveal that businesses are confident in artificial intelligence’s (AI’s) role in delivering exceptional customer service experiences, but they overrate their own CX performance. Compared to consumers, businesses overreach when estimating their own net promoter scores (NPS), overrate their own CX success, and underperform when it comes to delivering seamless omnichannel experiences.

Key Findings:

•
Businesses express confidence in AI. The CX Transformation Benchmark found that 63 percent of contact center leaders agree that chatbots and virtual assistants make it easier for consumers to get their issues resolved, and 68 percent of those surveyed agree that consumers want to use virtual assistants to interact with them. Findings show that significantly more US businesses now offer automated assistants / chatbots online, at 54 percent compared to 44 percent the prior year.

•
Business overreach in self-assigned Net Promoter Score® (NPS®). Compared to consumers, businesses give themselves higher net promoter scores for every method of communication tested. Businesses overestimate most channel-specific NPS by broad margins. For example:

o	Automated Assistant / Chatbot: While consumers award automated assistants an NPS of -8, businesses estimate they earn an NPS of 25, for a gap of 33 points.

o	Email: The consumer NPS for email is -9 while the business NPS is 19, for a gap of 28 points.

o	Text: Consumers give text a -2 NPS while businesses estimate 25, for a gap of 27 points.

•
Businesses overrate their CX success. Businesses are 15 percent more likely than consumers to agree that they make it easier for consumers to get their issues resolved in their preferred channels, and that they provide a consistent customer service experience across the purchase journey.

•
Businesses understand the value of omnichannel experiences, but underperform. While 93 percent of businesses agree that consumers expect companies to provide a seamless experience when moving between channels, only 24% of businesses globally give themselves an excellent rating on allowing consumers to switch seamlessly between methods of communication.

“We are at an inflection point for AI in the contact center. AI innovations are at their best when paired with the human touch and deployed to address targeted customer and agent experience opportunities. AI in the contact center has the potential to add significant value to customer experience outcomes and operational performance,” said Paul Jarman, CEO NICE inContact. “The CX Transformation Benchmark shows contact center leader confidence in AI, and we join them in delivering end-to-end AI capabilities that span the entire customer and agent experience, to empower organizations of all sizes to stay one step ahead of customer expectations.”

Companies of all sizes now compete in the experience economy to attract new customers, and build customer loyalty and advocacy. The CX Transformation Benchmark shows that companies in all industries can no longer rely on product quality or price alone – they must consistently deliver exceptional customer experience to drive topline and bottom line growth. Closing the perception vs. reality gap between how businesses believe they are executing on their customer experience strategy and how customers are engaging with their brands is critical to sustainable success.

About the 2019 NICE inContact Customer Experience (CX) Transformation Benchmark, Business vs. Consumer
NICE inContact surveyed more than 900 contact center decision makers in the US, UK, and Australia. The report presents global findings from the business wave of the research and provides comparative results to the consumer study published in 2018. For more information and to download the full research report, please click here.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.